

First National Corporation of Wynne

Harold W Hardwick
President & Chief Executive Officer

June 4, 2008

Office of Small Business
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. John Reynolds

Re: First National Corporation of Wynne Form 1-A

Dear Mr. Reynolds:

On behalf of First National Corporation of Wynne, I hereby request qualification of the Form 1-A for First National Corporation of Wynne to be effective on June 5, 2008. Pursuant to the qualification, we acknowledge:

- Should the Commission or the staff, acting pursuant to delegated authority, declare this filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, and declaring the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

- The Company may not assert the Commission's declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this. Please call if you have any questions, comments or require further information.

Sincerely,

Harold Hardwick

Harold W. Hardwick

HH/nf
c: Philip K. Smith (via fax)

528 East Merriman • P.O. Box 129 • Wynne, Arkansas 72396 • (870) 238-2361



The First National
Bank of Wynne

FAX

TO: Securities & Exchange Commission

Attention:
Damon Colbert

Fax Number: 202.772-9206

Phone Number: 202.551-3581

Page   1   of   2   pages

FROM: Harold W Hardwick, President & CEO
528 E Merriman, P O Box 129
Wynne, AR 72396
Fax: (870)   238-8148
Phone: (870)   238-6181

Remarks:
I have attached a Letter Requesting Qualification signed by Mr. Harold Hardwick for

the request of qualification effective June 5, 2008. Please contact Nancy Faulkner at

870.238-6180 or Mr. Greyson Tuck with Gerrish McCreary Smith at 901.684-2311. Thanks

The original of this facsimile: will_xx_ will not ____be sent: First Class Mail; ____Other: UPS Overnight

If you have question regarding this transmission, please call (870) 238-3185 (Nancy Faulkner Ext 680) or (Harold Hardwick Ext 653)